NEW YORK LONDON SINGAPORE PHILADELPHIA CHICAGO WASHINGTON, DC SAN FRANCISCO SILICON VALLEY SAN DIEGO LOS ANGELES TAIWAN BOSTON HOUSTON AUSTIN HANOI HO CHI MINH CITY	FIRM and AFFILIATE OFFICES David N. Feldman DIRECT DIAL: +1 212 692 1036 PERSONAL FAX: +1 212 202 6094 E-MAIL: dnfeldman@duanemorris.com www.duanemorris.com	SHANGHAI ATLANTA BALTIMORE WILMINGTON MIAMI BOCA RATON PITTSBURGH NEWARK LAS VEGAS CHERRY HILL LAKE TAHOE MYANMAR OMAN A GCC REPRESENTATIVE OFFICE OF DUANE MORRIS ALLIANCES IN MEXICO AND SRI LANKA

May 20, 2019

CONFIDENTIAL SUBMISSION

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Confidential Submission of Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of our client, The Lovesac Company, a Delaware corporation (the “Company”), we confidentially submitted a draft registration statement on Form S-1 on May 14, 2019 (the “Draft Submission”) for non-public review by the staff of the Securities and Exchange Commission (the “Commission”) prior to the public filing of the Draft Submission in accordance with the Commission’s draft registration statement processing procedures. The Draft Submission relates to a public offering of shares of the Company’s common stock, $0.00001 par value per share (the “Proposed Offering”).

The Company submitted the Draft Submission prior to the end of the twelfth month following June 26, 2018, the effective date of the Company’s registration statement under the Securities Act of 1933, as amended, filed in connection with the Company’s initial public offering. The Company hereby confirms that it will publicly file its registration statement in connection with the Proposed Offering and the Draft Submission such that both documents are publicly available on the EDGAR system at least 48 hours prior to any requested effective time and date.

Please contact the undersigned at (212) 692-1036 or at the email address above if you have any questions regarding the foregoing.

Sincerely,

/s/ David N. Feldman
David N. Feldman

Duane Morris llp
1540 BROADWAY NEW YORK, NY 10036-4086	PHONE: +1 212 692 1000 FAX: +1 212 692 1020